SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange act of 1934

For the month of April 2005

Commission File No. 333-09410

Marsulex Inc.

111 Gordon Baker Road, Suite 300

North York, ON

M2H 3R1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

     X

Form 40-F

_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___X_  _

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Documents Included as Part of this Report

No.

Document

1.

Marsulex Report to Shareholders Q1 2005

President’s Letter

Marsulex posted solid results for the first quarter of the year.  All of our operations performed well, although it was the commencement of fees from the Fort McMurray facility that contributed most to the year-over-year improvement in earnings.  Net earnings for the three months ended March 31, 2005 were $1.1 million ($0.03 per share basic) compared to break-even for the same period in 2004 ($0.00 per share basic). Revenue for the three months was $34.8 million compared with $32.4 million last year, and gross profit was $13.3 million compared with $10.3 million in 2004.

Operations

Refinery Services Group produced gross profit of $6.8 million for the first quarter of 2005 compared with $4.6 million for the same period last year.  This increase reflected the contribution this year from Fort McMurray, as well as improved results from the group’s other operations.  Volumes of spent acid regenerated at the group’s Toledo facility were higher than last year when operations were affected by customer outages; however, higher energy costs as well as the impact of foreign exchange offset some of the improvement.  The Montreal plant had a solid quarter, and work is proceeding on the plant expansion, which is still scheduled for commencement in mid-2006.

Western Markets Group reported gross profit of $5.5 million for the period compared with $5.1 million in the same period last year.  The improvement reflected increased demand from pulp and paper customers and higher sales of water treatment chemicals, due in part to the early spring run-off.

Power Generation Group reported gross profit of $1.0 million for the period compared with $0.6 million in 2004, reflecting higher revenue from projects in China.

Selling, general & administrative costs for the first quarter were $4.2 million compared with $4.6 million last year, a $0.4 million decrease that was a result of the senior management change last year and the timing of certain costs.

Outlook

Our outlook for the year remains unchanged from what was said in the annual report.  The growth in earnings that we expect in 2005 will essentially reflect the contribution from the Fort McMurray facility.  We believe the rest of the business should be stable.

In summary, it was a pleasing start to the year and our outlook remains positive.

Laurie Tugman

President and Chief Executive Officer

Management’s Discussion and Analysis

The following commentary provides additional analysis of Marsulex’s operations and financial position for the three months ended March 31, 2005 and includes material information available to April 28, 2005.  It is supplementary information and should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes and with the consolidated financial statements and corresponding notes included in the annual report of December 31, 2004.

REVIEW OF FIRST QUARTER 2005

  Net earnings were $1.1 million in the first quarter of 2005 compared to last year’s breakeven performance, reflecting the improved performance from the Company’s operations.

  Gross profit for the quarter was $13.3 million compared to $10.3 million in 2004, reflecting the contribution from Refinery Services’ Fort McMurray facility and improved performances from the Western Markets Group and the Power Generation Group.

  Earnings before interest, taxes, depreciation, amortization and unusual items (“EBITDA”) for the quarter was $9.1 million compared to $5.8 million in 2004 reflecting higher earnings and lower selling, general, administrative and other costs.

  Refinery Services Group results reflected the Fort McMurray contribution as well as improved volumes in spent acid regeneration after last year’s customer operating problems, offset by higher energy costs.

  Western Markets Group results reflected increased demand in the quarter from pulp and paper customers and the timing of demand for water treatment products as a result of an early spring "run-off".

  Results for the Power Generation Group reflected contributions from the Baotou and Shimen Projects awarded last year. The Group also secured two additional projects in China during the first quarter and a third Chinese project was signed in April 2005.

RESULTS OF OPERATIONS

Revenue

The Company provides industrial services, including the processing, removal, distribution, and sale of the by-products resulting from compliance services, and sells industrial chemicals.

The Refinery Services Group provides services for the regeneration of spent acid, the processing of acid gas, the conversion of molten sulphur into prilled sulphur, and by-product processing and marketing.  Although the volumes processed by the Group may be affected by the market demand and seasonal variation of the refinery customers’ products, generally peaking during the summer driving season, the Group’s revenues are largely stable year over year and are somewhat insulated through contractual minimum volume requirements.

The Western Markets Group earns revenue by providing sulphur-enhanced chemicals to the pulp and paper industry as well as water treatment chemicals used by municipalities throughout Alberta and Saskatchewan for water and sewage treatment. The Group’s product range includes sulphuric acid, liquid sulphur dioxide, aluminum sulphate ("alum"), sodium bisulphite, aqua ammonia, carbon disulphide, and hydrogen sulphide. The demand for the Group’s products may experience seasonal fluctuations, for example, the demand from the Group’s municipal customers to treat water peaks during the spring "run off" and summer seasons.

The activities associated with the Power Generation Group include the design and installation of pollution control equipment, engineering and project management services, and the licensing of technology.

Revenue for the three months ended March 31, 2005 was $34.8 million compared to $32.3 million for the same period in 2004, an increase of $2.5 million or 7.7%.  The increase is due largely to the fees earned from Refinery Services’ Fort McMurray facility, increased revenues from the Western Markets Group and the revenues generated by the Power Generation Group projects.

Refinery Services provides services to major oil refinery customers in the United States and Canada, primarily outsourced compliance services for the regeneration of spent sulphuric acid produced during the octane enhancement of gasoline, the extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, and the recovery of SO2 to ensure air quality compliance.

Revenue for the Group was $18.4 million in the first quarter of 2005 compared to $17.2 million for the same period in 2004, an increase of 7.0% and was mainly the result of the fees earned from the Fort McMurray facility that started in January of 2005.

Western Markets produces and provides sulphur-enhanced chemicals to the pulp and paper industry in western Canada and is one of the leading suppliers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. These and other chemicals are marketed to customers in North America.

Revenue for the Western Markets Group in the first quarter of 2005 was $13.9 million, up $0.5 million from revenue of $13.4 million for the same period in 2004.  The increase reflects the increased demand in the quarter for its products.

Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the fossil fuel based power generation industry.

Revenue for Power Generation Group was $2.5 million in the first quarter of 2005, up 38.9% from $1.8 million for the same period in 2004 reflecting the revenues earned from its projects in China.

Gross Profit

For the three months ended March 31, 2005, gross profit was $13.3 million, or 38.2% of revenue, up from the gross profit for the same period in 2004 of $10.3 million or 31.9% of revenue. The increases were the result of the fees earned from the Fort McMurray facility together with improvements in each of the operating groups.

Refinery Services Group gross profit for the first quarter of 2005 was $6.8 million compared to $4.6 million for the same period in 2004, a 47.8% increase and was the result of the contribution from Fort McMurray as well as the benefit of improved volumes in the regeneration of spent acid after last year’s customer operating problems, offset by higher energy costs and the impact of foreign exchange.

For the three months ended March 31, 2005, the Western Markets Group gross profit was $5.5 million compared to $5.1 million in the first quarter of 2004, an increase of $0.4 million, largely reflecting improved demand in the quarter for its products.

Gross profit for the Power Generation Group for the first quarter of 2005 was $1.0 million compared to $0.6 million in the same period in 2004, a $0.4 million increase, mostly the result of the contribution from the two projects in China.

Selling, General, Administrative and Other Costs (SGA)

In the first quarter of 2005, SGA costs were $4.2 million compared to $4.6 million for the same period in 2004, a decrease of $0.4 million or 8.7%. The decrease in SGA costs was due primarily to reduced costs associated with last year’s change in senior management as well as the timing of certain costs.

Foreign Exchange Gains and Losses

	Three months ended March 31,
	2005	2004

Year-to-date average U.S. exchange rates	1.2233	1.3191
Closing U.S. exchange rates	1.2096	1.3079

The Company has U.S. based operations and reports in Canadian dollars and therefore is exposed to foreign exchange fluctuations in the following three areas:  (1) monetary assets and liabilities, primarily working capital, (2) revenues and expenses, and (3) the self-sustaining operations including the Senior Subordinated Notes.

The gains or losses arising from the translation of monetary assets and liabilities denominated in U.S. dollars have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date, and the resulting holding gains or losses are recorded in the statement of operations. During the first quarter of 2005, the Company recorded a foreign exchange loss of $28,000 compared to a gain of approximately $77,000 for the same period in 2004.

In addition, all of the Company’s U.S. denominated revenues and expenses of its U.S. operations have been translated into its Canadian dollar reporting currency at the average rate in effect during the year.  Unlike other Canadian companies whose U.S. denominated revenues are exposed when matched against Canadian expenses, the impact of exchange fluctuations on the Company’s earnings is mitigated as both the revenues and expenses for these operations are denominated in U.S. dollars and are translated at the average rate in effect during the year. The Company’s debt and related interest expense are also denominated in U.S. dollars and hedges the U.S. dollar cash flow from operations, and when combined with U.S. dollar depreciation and amortization expenses, reduces the exposure to net earnings. The table illustrates the foreign exchange impact of a one-cent increase in the value of the Canadian dollar on the Company’s U.S. denominated operating results for the quarter ended March 31, 2005:

Three months ended
(in thousand of dollars)	March 31, 2005

Gross Profit	(49)
SGA costs	14
Earnings from operations before the undernoted	(35)
Depreciation and amortization of deferred charges, intangible assets and unusual items	33
Net Interest expense	22
Earnings before income taxes [1]	20

1.

This excludes the foreign exchange impact on translation of U.S. denominated monetary assets and liabilities.

The Company has self-sustaining operations holding U.S. dollar assets and liabilities, and the U.S. dollar-denominated Senior Subordinated Notes used in the acquisition of the self-sustaining operations are considered to be a hedge of this net investment. Gains or losses arising from the translation of the financial statements of the self-sustaining operations including the Senior Subordinated Notes are deferred in the foreign currency translation adjustment account that is part of shareholders’ equity on the balance sheet.

Depreciation

Depreciation expense in the first quarter of 2005 was $5.1 million compared to $4.1 million for the same period in 2004, an increase of $1.0 million or 24.4%. This increase was the result of the depreciation related to the Fort McMurray facility that started earning revenue in January of 2005.

Interest Expense, net of interest income

		Three months ended March 31,
(in thousand of dollars)		2005	2004

Interest expense		2,531	2,695
Interest capitalized		(138)	(1,071)
Interest income	-	(227)	(178)
Net interest expense		2,166	1,446
-	-

Net interest expense was $2.2 million for the first quarter of 2005, compared to net interest expense of $1.4 million for the same period of 2004, an increase of $0.8 million. Interest expense is lower than last year as a result of the foreign exchange translation of the U.S. denominated interest expense. The capitalized interest for the first quarter of 2004 related to the construction of the Fort McMurray facility which began earning revenues this year while the capitalized interest for the first quarter of 2005 relates to the expansion of the Montreal facility that commenced late last year. The increase in interest income is due to the higher interest earned on the cash balances.

Income Taxes

Total income tax expense for the first quarter of 2005 was $0.5 million on earnings before income taxes of $1.6 million, for an overall effective rate of 33.1% and compared to a statutory rate of 36.1%.

Cash taxes are expected to be approximately $1.0 million for the year.

Net earnings

Net earnings for the first quarter of 2005 were $1.1 million compared to breakeven for the same period of 2004 reflecting improved gross profit and lower SGA costs offset by higher depreciation, net interest and income taxes.

QUARTERLY OPERATING PERFORMANCE

Selected Quarterly Financial Information

	1st Quarter		4th Quarter		3rd Quarter		2nd Quarter
(in thousand of dollars, except per share amounts)	2005	2004	2004	2003	2004	2003	2004	2003

Revenue	34,820	32,347	34,314	31,973	35,117	33,884	35,244	37,166
Gross Profit	13,325	10,349	13,177	11,720	13,107	12,786	12,234	12,906
Earnings from operations before the undernoted (EBITDA)	9,099	5,826	3,709	6,814	8,680	7,878	7,371	9,417
Depreciation, including losses on disposals	5,125	4,153	4,500	4,243	4,140	3,516	4,171	3,804
Unusual items	16	--	559	--	--	--	98	--
Interest expense	2,531	2,695	2,504	2,634	2,648	2,748	2,722	2,208
Net earnings (loss)	1,084	32	1,879	(632)	1,798	2,608	1,191	4,099
Earnings (loss) per share	0.03	--	0.05	(0.02)	0.06	0.09	0.04	0.13

Cash generated from operations before non-cash working capital	6,706	4,323	3,424	5,465	6,293	6,143	5,628	7,974
Changes in non-cash operating working capital	(5,024)	113	7,774	(1,018)	1,668	3,941	(4,026)	(7,316)
Cash provided by operations	1,682	4,436	11,198	4,447	7,961	10,084	1,602	658

Total Assets	271,986	273,495	272,777	270,489	273,470	270,489	274,924	270,489

Review of Quarterly Trends

The Company’s revenues are generally stable period to period, with revenues averaging approximately $34.3 million per quarter over the last 8 quarters and gross profit averaging approximately $12.5 million per quarter. For the Refinery Services Group volumes processed by its facilities are subject to the market demand and seasonal variations of its refinery customers’ products, which generally peak during the summer driving months. A portion of Refinery Services Group earnings, however, are protected from these variations through contractual minimum volume requirements. Western Markets Group volumes and revenues are generally stable year over year although some products may experience seasonal fluctuations, for example, the demand of its municipal customers’ water treatment needs which generally peaks during the spring "run off" and summer seasons. The timing of revenues earned from the Power Generation Group’s projects and licensing activities results in variances in the Group’s quarterly results.

Revenues and gross profit in the first quarter of 2005 are higher than the historical average and are the result of the fees earned from the Fort McMurray facility and the demand for the Western Markets Group products.

Cash generated by operations is impacted by the quarterly changes in non-cash working capital which typically reflect the impact of the seasonal fluctuations in revenues and the interest accrual associated with the Senior Subordinated Notes which is paid on June 30 and December 31 of each year. In addition to the typical quarterly fluctuations in cash generated by operations, the cash generated by operation for the first quarter of 2005 reflects the payment of the costs accrued in December of 2004 for the change in senior management.

SUPPLEMENTAL FINANCIAL INFORMATION

Earnings before interest, taxes, depreciation, amortization and unusual items, or EBITDA, is used by management internally to measure the performance of the business as a whole as well as to measure the performance of the individual segments and also forms the primary basis upon which employees of the Company receive incentive compensation. It is presented as supplemental information because management, through its discussions with key stakeholders of the Company including shareholders, analysts and other financial institutions, believes it is a widely used financial indicator of the Company's operating profitability and performance before the effects of capital investment and financing decisions. EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP) and should not be considered as an alternative to net earnings, consolidated cash flow from operations or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. The Company’s method of calculating EBITDA may differ from other companies and accordingly, the Company’s EBITDA may not be comparable to measures used by other companies. The following is a reconciliation of how the Company calculates EBITDA.

Supplemental selected information:

For the three months ended March 31, 2005 (in thousand of dollars)	Refinery Services	Western Markets	Power Generation	Corporate Support	Total

Earnings (loss) before the undernoted (EBITDA)	6,307	5,046	160	(2,414)	9,099
Depreciation, including loss on disposal	4,304	587	186	48	5,125
Unusual items, loss	--	--	--	16	16
Amortization of deferred charges and intangible assets	--	--	--	173	173
Interest expense	--	--	--	2,531	2,531
Interest capitalized	--	--	--	(138)	(138)
Interest income	--	--	--	(227)	(227)
Earnings (loss) before income taxes	2,003	4,459	(26)	(4,817)	1,619

For the three months ending March 31, 2004 (in thousand of dollars)	Refinery Services	Western Markets	Power Generation	Corporate Support	Total

Earnings (loss) before the undernoted (EBITDA)	4,007	4,785	(311)	(2,655)	5,826
Depreciation	3,279	560	238	76	4,153
Amortization of deferred charges and intangible assets	--	--	--	187	187
Interest expense	--	--	--	2,695	2,695
Interest capitalized	--	--	--	(1,071)	(1,071)
Interest income	--	--	--	(178)	(178)
Earnings (loss) before income taxes	728	4,225	(549)	(4,364)	40

EBITDA for the first quarter of 2005 was $9.1 million compared to $5.8 million for the same period in 2004, an increase of 56.9% or $3.3 million due to the contribution from Refinery Services Group’s Fort McMurray facility, the two new Power Generation Group projects, the first quarter 2005 Western Markets Group performance and lower Corporate Support costs. EBITDA as a percent of revenue was 26.1% compared to 18.0% for the same period in 2004 and reflecting the contribution from Fort McMurray.

Corporate Support costs were $2.4 million in the first quarter of 2005 compared to $2.7 million for the same period of 2004 reflecting lower costs associated with last year’s change in senior management as well as the timing of certain costs.

	Three months ended March 31,
(in thousand of dollars)	2005	2004

Corporate costs	2,386	2,732
Foreign exchange losses (gains) on monetary items	28	(77)
Corporate Support costs	2,414	2,655

LIQUIDITY AND CAPITAL RESOURCES

Total assets were $272.0 million at March 31, 2005 compared to $272.8 million at December 31, 2004.

The net book value of property, plant, and equipment at March 31, 2005 increased to $156.5 million from the December 31, 2004 balance of $152.4 million. This increase is the result of capital additions during the first quarter being offset by depreciation expense.

Accounts receivable increased by $1.6 million to $23.5 million from the December 31, 2004 balance of $21.9 million.  Accounts payable increased by $0.5 million to $11.1 million from the December 31, 2004 balance of $10.6 million, while accrued liabilities decreased $6.6 million from the December 31, 2004 balance of $19.3 million largely due to the payment associated with the change in senior management accrued in December of 2004 offset by higher income taxes payable and the timing of interest payable.

Goodwill and intangible assets increased to $48.3 million from the December 31, 2004 balance of $48.2 million with goodwill remaining unchanged except for the impact of the slightly weaker Canadian dollar on U.S. denominated goodwill, while intangible assets decreased as result of amortization.

Total debt at the end of the first quarter of 2005 of $113.1 million remained essentially unchanged.  The foreign exchange impact of the Canadian dollar on U.S. denominated Senior Subordinated Notes was offset by the payments of principal on the Long-term Loan that commenced in January of this year.

The increase in deferred revenues is attributable to the project activities in the Power Generation Group.

Other liabilities remained virtually unchanged except for the foreign exchange translation impact of the slightly weaker Canadian dollar.

Share Capital Outstanding

	As at April 28, 2005	March 31, 2005	December 31, 2004

Number of common shares	32,035,231	32,035,231	31,696,398
Number of options	1,712,932	1,712,932	2,051,765

In January of 2005, the Company issued 338,833 common shares for cash proceeds of $762,000 upon the exercise of stock options.

On March 31, 2005, the Company’s share price closed at $7.05, up $0.05 over the closing price on December 31, 2004.

Financial Condition & Liquidity

	March 31	December 31
	2005	2004

Cash including cash held in trust (in millions of dollars)	$ 38.3	$ 44.8
Debt (in millions of dollars)	$ 113.1	$ 113.1
Net debt[1] (in millions of dollars)	$ 74.8	$ 68.3

Debt to Equity	1.1x	1.1x
Net debt to Gross Profit[2]	1.4x	1.4x
Net debt to EBITDA[2]	2.6x	2.7x
Net debt to Equity	0.7x	0.7x
Interest coverage (Gross Profit[2] to interest expense2)	5.0x	4.6x
Interest coverage (EBITDA[2] to interest expense2)	2.8x	2.4x

1.

Net debt is defined as total debt less cash and cash equivalents, including cash held in trust.

2.

Calculated for the latest four quarters.

Cash and cash equivalents at the end of March 2005 were $27.2 million compared to $30.9 million at the end of 2004, with excess cash invested in short-term, interest-bearing deposits. Cash held in trust was $11.1 million at the end of March 2005 compared to $13.9 million at the end of 2004 the decrease reflecting the capital spend on the Fort McMurray project.

The Company generates positive cash flows from operations which are used to meet its obligations under the Senior Subordinated Notes and the Long-term Loan and to fund its growth strategy. The growth strategy includes acquisition or expansion of processing operations, development of new technologies, and development or expansion of the Company’s presence in new markets and, to the extent required, the Company would seek new outside financing to fund this growth strategy.

The Company’s long-term service contracts contribute to its positive and stable cash flows, but given the Company’s reliance on debt to finance the growth strategy, Standard & Poors revised its credit rating of the Company on June 2, 2003 to BB- from the BB rating received in June 1998.  Consequently, the rating on the Senior Subordinated Notes was revised to B from the 1998 rating of B+.

Working Capital

The Company’s working capital, excluding cash and cash equivalents and cash held in trust and the current portion of long-term debt, was $1.7 million at March 31, 2005 compared to negative $3.7 million at December 31, 2004 and is primarily the result of the payment of the costs of the senior management change accrued in December of 2004 as well as the increase in receivables and timing of the interest payments. Given the size of the Company and the significant planned capital expenditures, it is not unusual for the Company to experience temporary fluctuations in working capital.

The increase in working capital resulted in an increase in the current ratio, excluding cash and cash equivalents, cash held in trust and the current portion of long-term debt from 0.88:1 at the end of 2004 to 1.06:1 in the first quarter of 2005.

Related Party Transactions

The Company has entered into a management services contract with its major shareholder for the supply of management and financial services. Under the agreement the Company incurred fees of $0.1 million in the first quarter of 2005 and $0.1 in the first quarter of 2004.

In addition, certain of the Company’s Directors hold senior positions with firms that provide services to the Company. During the first quarter of 2005, $0.4 million in fees were incurred compared to $0.1 million in the first quarter of 2004.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash Flow from Operations

	Three months ended March 31
(in thousand of dollars)	2005	2004

Cash provided by operations before changes in working capital	6,706	4,323
Decrease (increase) in non-cash working capital	(5,024)	113
Cash provided by operations	1,682	4,436

During the first three months of 2005, the Company generated $1.7 million in cash provided by operations compared to $4.4 million for the same period in 2004, a $2.7 million decrease. The increase in non-cash working capital in the first quarter of 2005 was $5.0 million compared to a decrease of $0.1 million for the same period in 2004 and was due to the payment of costs related to the change in senior management that were accrued in December of 2004.

Cash and cash equivalents at the end of March 31, 2005 were $27.2 million, down $3.7 million from $30.9 million at December 31, 2004 resulting from cash generated by the operations less payments of accrued liabilities and cash for the Montreal expansion project.

Capital Expenditures

	Three months ended March 31,
(in thousand of dollars)	2005	2004

Expansion projects	7,785	1,083
Maintenance capital	551	1,057
Total capital expenditures	8,336	2,140

Capital expenditures in the first quarter of 2005 were $ 8.3 million compared to $ 2.1 million for the same period in 2004.  The $6.2 million increase was due to spending related to the expansion of the Montreal facility offset by lower maintenance spending.

CHANGES IN ACCOUNTING POLICIES FOR THE FIRST QUARTER OF 2005

There were no recently issued accounting pronouncements that impacted the Company’s financial statements.

OUTLOOK

The overall business is stable and year-over-year growth is the result of the contribution from the Fort McMurray facility.

Forward-looking Statements

The foregoing may contain forward-looking statements.  These statements are based on current views and expectations that are subject to risks, uncertainties, and assumptions that are difficult to predict, including risks, uncertainties and assumptions relating to the timing and market acceptance of future products, competition in the Company’s markets, Company’s reliance on customers, fluctuations in currency exchange rates, commodity prices or interest rates, the Company’s ability to maintain good relations with its employees, changes in laws or regulations regarding the environment or other environmental liabilities, the Company’s ability to integrate acquisitions and the Company’s ability to protect its intellectual property.  Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise.  Additional information identifying risks, uncertainties and assumptions is contained in Company’s filings with the securities regulatory authorities, which are available at www.sedar.com.  All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

MARSULEX INC.

Consolidated Balance Sheets

(in thousands of dollars)

	March 31, 2005 (unaudited)	December 31, 2004

Assets

Current assets:
Cash and cash equivalents	$ 27,164	$ 30,922
Cash held in trust	3,603	6,397
Accounts receivable	23,544	21,896
Due from Chemtrade Logistics	900	900
Inventories	2,558	2,186
Future tax asset	154	154
Prepaid expenses and other assets	645	1,235
	58,568	63,690

Long-term portion of cash held in trust	7,500	7,500
Property, plant and equipment	156,471	152,432
Deferred charges and other assets, net of accumulated amortization	1,183	986
Goodwill	45,748	45,544
Intangible assets, net of accumulated amortization	2,516	2,625
	$ 271,986	$ 272,777

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$ 11,127	$ 10,564
Accrued liabilities	12,663	19,281
Income taxes payable	434	60
Interest payable	1,890	122
Current portion of long-term liabilities	1,554	1,526
	27,668	31,553

Long-term debt	111,578	111,612
Deferred revenues	3,994	3,718
Other liabilities	10,272	9,838
Future tax liability	14,432	14,222

Shareholders’ equity:
Capital stock (note 2)	58,735	57,973
Retained earnings	44,274	43,190
Foreign currency translation adjustment	1,033	671
	104,042	101,834
	$ 271,986	$ 272,777

MARSULEX INC.

Consolidated Statements of Operations (unaudited)

(in thousands of dollars, except per share amounts)

	Three months ended March 31,
	2005	2004
Revenue	$ 34,820	$ 32,347
Cost of sales and services	21,495	21,998
Gross profit	13,325	10,349

Selling, general, administrative and other costs	4,198	4,600
Foreign exchange losses (gains) on monetary items	28	(77)
Loss on disposal of property, plant and equipment	--	29
Depreciation	5,125	4,124
Unusual items	16	--
Amortization of deferred charges and intangible assets	173	187
Interest expense	2,531	2,695
Interest capitalized	(138)	(1,071)
Interest income	(227)	(178)
Earnings before income taxes	1,619	40

Income taxes:
Current	326	4
Future	209	4
	535	8
Net earnings	$ 1,084	$ 32

Earnings per share:
Basic	$ 0.03	$ 0.00
Diluted	$ 0.03	$ 0.00

Consolidated Statements of Retained Earnings (unaudited)
For the three months ended March 31, 2005 with comparative figures for 2004 (in thousands of dollars)
	2005	2004

Retained earnings, beginning of year:	$ 43,190	$ 38,290

Net earnings	1,084	32
Retained earnings, end of period	$ 44,274	$ 38,322

MARSULEX INC.

Consolidated Statements of Cash Flows (unaudited)

(in thousands of dollars)

	Three months ended March 31,
	2005	2004

Cash provided by (used in):
Operating activities:
Net earnings	$ 1,084	$ 32
Items not affecting cash:
Depreciation	5,125	4,124
Unusual items	16	--
Loss on disposal of property, plant and equipment	--	29
Amortization of deferred charges and intangible assets	173	187
Future income taxes	209	4
Accretion of asset retirement obligations	28	18
Exchange loss (gain) on cash	71	(71)
	6,706	4,323

Decrease (increase) in non-cash operating working capital	(5,024)	113
Cash provided by operating activities	1,682	4,436

Financing activities:
Repayment of long-term debt	(371)	--
Issuance of capital stock	762	--
	391	--

Investing activities:
Proceeds on disposal of fixed assets	2	--
Additions to property, plant and equipment	(8,336)	(2,140)
Decrease (increase) in deferred charges	(273)	93
Decrease in cash held in trust	2,794	623
	(5,813)	(1,424)

Foreign exchange (loss) gain on cash held in foreign currency	(18)	64

Increase (decrease) in cash and cash equivalents	(3,758)	3,076

Cash and cash equivalents – beginning of period	30,922	16,375

Cash and cash equivalents – end of period	$ 27,164	$ 19,451

MARSULEX INC.

Notes to Consolidated Financial Statements

1.

Basis of presentation:

The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. These unaudited interim period consolidated financial statements do not include all of the disclosures required by generally accepted accounting principles and accordingly should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company’s 2004 Annual Report.

2.

Capital stock:

During the first quarter of 2005, the Company issued 338,833 common shares for cash proceeds of $762,000 upon the exercise of stock options.

3.

Stock-based compensation:

The Company also adopted, effective January 1, 2003, the new accounting standard in respect to stock-based compensation as described in note 1(o) to the consolidated financial statements for the year ended December 31, 2004.  This had no effect on retained earnings at January 1, 2003 or earnings for the three months ended March 31, 2003.

The Company’s results would have been as follows had it elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted during the year ended December 31, 2002:

(in thousand of dollars, except per share amounts)	Three months ended March 31,
	2005	2004

Net earnings as reported	$ 1,084	$ 32
Adjustment for cost of stock options	10	18
Pro forma net earnings	$ 1,094	$ 14

Pro forma basic earnings per share	$ 0.03	$ 0.00
Pro forma diluted earnings per share	$ 0.03	$ 0.00

The fair value of the stock options was estimated in 2002 and there are no changes to assumptions used in the Black-Scholes option-pricing model.

4.

Pensions and Other Post-Retirement Benefits:

Components of Net Periodic Benefit Cost for Defined Benefit Plans

	Three months ended March 31,
	Pension Benefits		Other Benefits
(in thousand of dollars)	2005	2004	2005	2004
Service cost	$ 93	$ 94	$ 5	$ 5
Interest cost	124	115	8	13
Expected return on plan assets	(96)	(110)	--	--
Amortization of transition obligations (assets)	(16)	(16)	2	25
Amortization of actuarial and investment (gain) loss	(19)	6	1	--
Post retirement benefits expense	$ 86	$ 89	$ 16	$ 43

5.

Business segments:

The Company's activities are divided into four reportable segments.  The three operating segments are:  Refinery Services, Western Markets and Power Generation.  The fourth non-operating segment is Corporate Support, which provides centralized services, such as project execution support, finance, information systems, human resources and risk management to the operating segments.

Refinery Services provides services to major oil refinery customers in the United States and Canada, primarily outsourced compliance services for the regeneration of spent sulphuric acid produced during the octane enhancement of gasoline, the extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, and the recovery of SO2 to ensure air quality compliance.

Western Markets provides sulphur-enhanced industrial chemicals to the pulp and paper industry in Western Canada and is one of the leading suppliers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. These and other chemicals are marketed to customers in North America.

Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry.

MARSULEX INC.

Notes to Consolidated Financial Statements

5.

Business segments (continued):

Schedule of business segments (unaudited)

For the three months ended March 31	Refinery Services		Western Markets		Power Generation		Corporate Support		Total
(in thousands of dollars)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenue from external customers	$ 18,387	$ 17,211	$ 13,890	$ 13,382	$ 2,543	$ 1,754	$ --	$ --	$ 34,820	$ 32,347
Gross profit	$ 6,770	$ 4,568	$ 5,533	$ 5,143	$ 1,022	$ 638	$ --	$ --	$ 13,325	$ 10,349
Earnings (loss) before the undernoted	$ 6,307	$ 4,007	$ 5,046	$ 4,785	$ 160	$ (311)	$ (2,414)	$ (2,655)	$ 9,099	$ 5,826
Depreciation, including loss on disposal	4,304	3,279	587	560	186	238	48	76	5,125	4,153
Unusual item	--	--	--	--	--	--	16	--	16	--
Amortization of deferred charges and intangible assets	--	--	--	--	--	--	173	187	173	187
Interest expense	--	--	--	--	--	--	2,531	2,695	2,531	2,695
Interest capitalized	--	--	--	--	--	--	(138)	(1,071)	(138)	(1,071)
Interest income	--	--	--	--	--	--	(227)	(178)	(227)	(178)
Earnings (loss) before income taxes	$ 2,003	$ 728	$ 4,459	$ 4,225	$ (26)	$ (549)	$ (4,817)	$ (4,364)	$ 1,619	$ 40
Total assets before goodwill and intangible assets[1]	$ 145,024	$ 140,320	$ 32,360	$ 31,387	$ 5,353	$ 5,374	$ 40,986	$ 47,527	$ 223,723	$ 224,608
Goodwill and intangible assets, net of accumulated amortization [1]	37,726	37,662	4,468	4,468	6,069	6,039	--	--	48,263	48,169
Total assets[1]	$ 182,750	$ 177,982	$ 36,828	$ 35,855	$ 11,422	$ 11,413	$ 40,986	$ 47,527	$ 271,986	$ 272,777
Capital expenditures	$ 8,256	$ 2,031	$ 59	$ 102	$ --	$ --	$ 21	$ 7	$ 8,336	$ 2,140

1.

2004 assets are at December 31st.

Management Team

Laurie Tugman

President & Chief Executive Officer

Edward R. (Ted) Irwin

Chief Financial Officer

Robert  Cardell

Vice President & General Manager,

Power Generation Group

Doug Osborne

Vice President,

Western Markets Group

Brian Stasiewicz

Vice President,

Refinery Services Group

Lucio Milanovich

Director, Finance

Judith George

Corporate Secretary

Head Office

111 Gordon Baker Road

Suite 300

Toronto, Ontario

M2H 3R1

Tel:

(416) 496-9655

Fax:

(416) 496-4155

Stock Exchange Listing

The Toronto Stock Exchange

Stock symbol: MLX

Transfer Agent and Registrar

Computershare Investor Services

100 University Avenue

11th Floor

Toronto, Ontario

M5J 2Y1

Shareholder inquiry line:

1-800-663-9097

Investor Information

Shareholders or other interested parties seeking financial information about the company are invited to call:

Edward R. (Ted) Irwin

Chief Financial Officer

(416) 496-4164

Financial Calendar 2005

Fiscal year end:  December 31

Interim reports mailed:

May, August, November

Web Site

www.marsulex.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSULEX INC.

May 16, 2005,

By:

/s/ Lucio Milanovich

Lucio Milanovich

Director, Finance